Executive Board J.J. Nooitgedagt

AEGON N.V.
Securities and Exchange Commission Attn. Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance 100 F Street, NE Washington, DC 20549-4720	Postal address: P.O. Box 85 2501 CB The Hague (The Netherlands) AEGON N.V. visiting address: AEGONplein 50 2591 TV The Hague Telephone +31 70 344 32 10 Fax +31 70 347 52 38

Our reference	Your reference	Direct Dial	The Hague
M EB NGT	File No. 1-10882	344 82 84	9 August 2012

Dear Mr. Rosenberg,

I am writing to confirm receipt of your letter dated July 30, 2012 and notify you that we request an extension of 10 working days and will send you our response letter by August 27, 2012.

Very truly yours,

/s/ Jan J. Nooitgedagt
Jan J. Nooitgedagt
Chief Financial Officer